SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.   20549

                                    SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)

                                 Afsala Bancorp, Inc.
                                     (Name of Issuer)

                                     Common Stock
                             (Title of Class of Securities)

                                        001061100
                                     (Cusip Number)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     MARINE MIDLAND BANK

2.   Check the Appropriate box if a member of a group*

     NOT APPLICABLE
           (A)
           (B)

3.   SEC use only

4.   Citizenship or Place of Organization

     NEW YORK STATE

   NUMBER OF          5.  Sole voting power: 0
      SHARES
 BENEFICIALLY       6.  Shared voting power: 123,759
     OWNED BY
          EACH               7.  Sole dispositive power: 0
     REPORTING
        PERSON             8.  Shared dispositive power: 123,759
          WITH

9.   Aggregate amount beneficially owned by each reporting person

     123,759

10.  Check box if the aggregate amount in row 9 excludes certain shares

     NOT APPLICABLE
     (A)

11.  Percent of class represented by amount in row 9

     8.981

12.  Type of reporting person

     BK-BANK

Item 1a.  Name of issuer:

          Afsala Bancorp, Inc.

Item 1b.  Address of issuer's principal executive offices:

          161 Church St.
          Amsterdam, NY   12010


Item 2a.  Name of person filing:

          MARINE MIDLAND BANK

Item 2b.  Address of principal business office:

          C/O MARINE MIDLAND BANK
          ONE MARINE MIDLAND CENTER
          BUFFALO, NY 14203
          ATTN: TODD RATH - 17TH FLOOR

Item 2c.  Citizenship:

          STATE CHARTERED BANK ORGANIZED UNDER THE LAWS
          OF THE STATE OF NEW YORK.

Item 2d.  Title of class of securities:

          COMMON STOCK

Item 2e.  Cusip Number:

          001061100

Item 3.   The person filing this statement is a:

          (B) Bank as defined in Section 3(a)(6) of the Act.

Item 4.   Ownership:

          (A) Amount beneficially owned: 123,759

          (B) Percent of Class: 8.981

            Number of shares as to which such person has:

          (I) Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 123,759

          (iii) Sole power to dispose or direct the disposition of: 0

          (iv) Shared power to dispose or direct the disposition of: 123,759

Item 5.   Ownership of five percent or less of a class:

          NOT APPLICABLE.

Item 6.   Ownership of more than five percent on behalf of another person:

          HELD IN VARIOUS FIDUCIARY RELATIONSHIP ACCOUNTS.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

          NOT APPLICABLE.

Item 8.   Identification and classification of members of the group:

          NOT APPLICABLE.

Item 9.   Notice of dissolution of group:

          NOT APPLICABLE.

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 21 APRIL 1998






                             Martin W. Glaeser
                                    Assistant Vice President, Sect. Mgr.